

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2019

Olivier Ghesquiere
President and Chief Executive Officer
Textainer Group Holdings Limited
Century House
16 Par-La-Ville Road
Hamilton HM 08 Bermuda

>**Re: Textainer Group Holdings Limited**
>**Registration Statement on Form F-3**
>**Filed November 1, 2019**
>**File No. 333-234444**

Dear Mr. Ghesquiere:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3 filed November 1, 2019

Description of Shares
Shareholder Suits, page 14

1.   We note your disclosure that "[yo]ur bye-laws contain a provision by virtue of which [y]our shareholders waive any claim or right of action that they have, both individually and on [y]our behalf, against any director or officer in relation to any action or failure to take any action by such director or officer, except in respect of any fraud or dishonesty of such director or officer." If you do not intend for this provision to be applicable to claims under the federal securities laws, please revise to explicitly state as much. If you do intend for this provision to be applicable to claims under the federal securities laws, please tell us how this waiver is consistent with Section 14 of the Securities Act and Section

29(a) of the Exchange Act.

Further, if you intend for this provision to apply to federal securities law claims, please provide disclosure discussing the risks associated with the provision, including any increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision could discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Please also expand your discussion of the enforceability of the provision, including why you currently believe the operation of this provision as a waiver of the right to sue for violations of federal securities laws may not be enforceable in U.S. courts. This comment also applies to the disclosure you include in your annual report on Form 20-F relating to this provision, including future risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kurt J. Berney